December 23, 2009

Office of Filings, Information & Consumer Services Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Attention:	Richard Pfordte
Valerie J. Lithotomos
Kevin Rupert
Division of Investment Management

Re:	Eaton Vance Limited Duration Income Fund (1933 Act File No. 333-161589)

Dear Messrs. Pfordte and Rupert and Ms. Lithotomos:

     This letter is in response to your request dated December 17, 2009 for additional information relating to the reorganization transaction (the “Reorganization”) described in the proxy statement/prospectus of Eaton Vance Limited Duration Income Fund (the “Acquiring Fund”) and Eaton Vance Credit Opportunities Fund (the “Acquired Fund”) included in the Pre-Effective Amendment No. 1 to the Acquiring Fund’s Registration Statement on Form N-14 (the “Registration Statement”) filed with the Securities and Exchange Commission on December 9, 2009 (Accession No. 0000940394-09-000979).

     Request: Specifically, you asked how the Acquiring Fund and the Acquired Fund will account for the Reorganization on the day before the vote approving the Reorganization, the day after such vote, and when the cash consideration referred to in the proxy statement/prospectus in connection with the Reorganization is paid by the Acquiring Fund to the Acquired Fund.

     Response: Because the reorganization will take place at net asset value, there will be no impact to either the Acquiring Fund’s or the Acquired Fund’s net asset value or net asset value per share. Therefore, there are no accounting transactions required prior to the effective date of the Reorganization. In addition, there will be no dilution suffered by the shareholders of either Fund as a result of the Reorganization.

     The Acquired Fund has a liability equal to the redemption value of the Auction Preferred Shares (“APS”) that it has issued and that are currently outstanding. Such liability is currently being carried by the Acquired Fund at the redemption value of $8,000,0001. This amount is deducted from the gross assets of the Acquired Fund to determine the Fund’s net asset value on a daily basis. Prior to the Reorganization, the Acquired Fund will calculate its final net asset value which will be used to determine the number of common shares that will be issued by the Acquiring Fund and distributed by the Acquired Funds to its shareholders in exchange for Acquired Fund shares to affect the Reorganization.

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1 The Board of Trustees of the Acquired Fund has adopted procedures for valuing the Fund’s assets and has delegated the daily valuation of the Fund to its investment adviser, Eaton Vance Management (“Eaton Vance”). Eaton Vance considers many factors when valuing the Acquired Fund’s APS liability and uses a method that seeks to maximize the use of observable inputs to arrive at a value that best approximates the price an entity would pay to extinguish the liability. To date, Eaton Vance closed-end fund have refinanced approximately $3.9 billion of APS shares and in each case the APS shares have been redeemed at their liquidation value as prescribed by the applicable fund’s by-laws.

Office of Filings, Information & Consumer Services Securities and Exchange Commission December 23, 2009 Page 2

     On the effective date of the Reorganization, the Acquiring Fund will issue Acquiring Fund common shares to the Acquired Fund equal to the final net asset value of the Acquired Fund, which the Acquired Fund will distribute to its shareholders in exchange for their Acquired Fund shares. Simultaneously, the Acquiring Fund will transfer cash to the Acquired Fund, which the Acquired Fund will use to retire its outstanding APS. Because the Acquired Fund will have extinguished the APS liability, the net assets immediately prior to the Reorganization will be $8,000,000 greater than the final net asset value. In effect the Acquiring Fund will have acquired gross assets of the Acquired Fund using a combination of newly issued common shares and $8,000,000 in cash.

Very truly yours, /s/ Deidre E. Walsh Deidre E. Walsh Vice President